UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File No. 1-4329

Standard Products
Individual Retirement and Investment Trust Plan

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of
incorporation or organization)

34-4297750
(I.R.S. employer
identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant's telephone number, including area code)

Standard Products
Individual Retirement and Investment Trust Plan

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Standard Products Individual Retirement and Investment Trust Plan for the six months ended December 31, 2001, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Richard N. Jacobson

RICHARD N. JACOBSON
Assistant General Counsel
Assistant Secretary

Date: June 28, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper-Standard Automotive
Cooper-Standard Automotive Individual Retirement and Investment Trust Plan

December 31 and June 30, 2001
Six Months Ended December 31, 2001 with Report of Independent Auditors

Cooper-Standard Automotive
Cooper-Standard Automotive Individual Retirement and Investment Trust Plan

Financial Statements and Supplemental Schedule

December 31 and June 30, 2001
Six Months Ended December 31, 2001

Table of Contents

Report of Independent Auditors

Pension Committee
Cooper-Standard Automotive
    Cooper-Standard Automotive Individual Retirement and Investment Trust Plan

We have audited the accompanying statements of assets available for benefits of the Cooper-Standard Automotive Individual Retirement and Investment Trust Plan as of December 31 and June 30, 2001 and the related statement of changes in assets available for benefits for the six months ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31 and June 30, 2001 and the changes in its assets available for benefits for the six months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the six months ended December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 25, 2002

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Cooper-Standard Automotive
Cooper-Standard Automotive Individual Retirement and Investment Trust Plan

Statements of Assets Available for Benefits

	December 31 2001	June 30 2001
Investments (at fair value):		
Cooper Tire & Rubber Company stock fund	$ —	$ 4,978,416
Registered investment companies	—	56,327,255
Common collective trust	—	4,783,259
Participant loans	—	2,559,389
Total investments	—	68,648,319
Receivables:		
Employer's contribution	—	283,010
Participants' contribution	—	301,943
Total receivables	—	584,953
Assets available for benefits	$ —	$69,233,272

See accompanying notes.

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Cooper-Standard Automotive
Cooper-Standard Automotive Individual Retirement and Investment Trust Plan

Statement of Changes in Assets Available for Benefits

Six Months Ended December 31, 2001


Additions:		
Employer contributions	$	695,669
Participant contributions		2,002,461
Interest and dividends		1,072,395
Total Additions		3,770,525
Deductions:		
Participant withdrawals		4,003,457
Net depreciation in fair value of investments		1,380,762
Other deductions		86,379
Total Deductions		5,470,598
Net decrease before transfer of assets		(1,700,073)
Transfer of assets to new plan		(67,533,199)
Assets available for benefits at beginning of year		69,233,272
Assets available for benefits at end of year	$	-

See accompanying notes.


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Notes to the Financial Statements
December 31, 2001

1. Description of Plan

The following description of the Cooper-Standard Automotive Individual Retirement and Investment Trust Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried and non-union hourly employees of Cooper-Standard Automotive (the Company) and its wholly-owned subsidiaries Oliver Rubber Company and Westborn Warehouse, Inc. On October 27, 1999, the Company was acquired by Cooper Tire and Rubber Company (Cooper). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On November 16, 2001, the Plan sponsor merged the Plan with the Cooper Tire & Rubber Company Thrift and Profit Sharing Plan (Cooper Plan), the Profit-Sharing Plan of Oliver Rubber Group, the Cooper-Standard Automotive Money Purchase Pension Plan and Trust for Hourly Employees and the Siebe Automotive Employees' Profit Sharing Plan thereby creating a new plan named the Cooper Tire & Rubber Company Spectrum Investment Savings Plan. The plan merger will be effective January 1, 2002 at which time all plan assets will be combined into one trust under the terms and provisions of the Cooper Plan trust agreement with National City Bank.

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 75 percent of the first 2 percent and 25 percent of the next 3 percent (up to 5 percent) of base compensation that the participant contributes to the Plan. All employer matching contributions are invested in the Cooper Tire & Rubber Company Common Stock Fund.

The Company may make a special contribution on behalf of each eligible non-union hourly employee, whether or not they are depositing participants. There was no special employer contribution for the plan year ended December 31, 2001.

Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

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1. Description of Plan (continued)

Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

Vesting
The participants are immediately vested in both their contributions and the Company's contributions plus actual earnings thereon.

Participant Loans
Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates at the date of the plan merger range from 8.50 percent to 9.50 percent. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

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2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Recognition

The accompanying statements of assets available for benefits reflect the Plan's investments at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of Cooper Tire & Rubber Company stock fund, registered investment companies, and common collective trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, including any expenses and fees of Vanguard Fiduciary Trust Company, the Trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the six months ended December 31, 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Registered Investment Companies	$(2,044,770)
Cooper Tire & Rubber Company stock fund	664,008
	$(1,380,762)

3. Investments (continued)

Investments that exceeded 5% of the Plan assets available for benefits at June 30, 2001 are as follows:

Vanguard Prime Money Market Fund	$19,808,105
Vanguard Windsor II Fund Investor Shares	16,392,962
Vanguard 500 Index Fund Investor Shares	11,648,971
Vanguard STAR Fund	8,477,217
Cooper Tire & Rubber Company Stock Fund	4,978,416
Vanguard Retirement Savings Trust	4,783,259

4. Non Participant-Directed Investments

The Cooper Tire & Rubber Company Stock Fund and the Vanguard Prime Money Market Fund are non participant-directed investments. Information about the significant components of changes in assets related to the non participant-directed investments is as follows for the six months ended December 31, 2001:

Contributions	$ 971,378
Net appreciation in fair value of investment	664,008
Interest and dividends	377,297
Transfers to other funds	(25,130,256)
Benefit payments	(1,869,761)
Net loan activity	(99,614)
Other deductions	(49,909)

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits according to the financial statements to the Form 5500 at June 30, 2001:

Assets available for benefits per the financial statements	$69,233,272
Amounts allocated to withdrawing participants	(99,968)
Assets available for benefits per the Form 5500	$69,133,304

The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500 for the six months ended December 31, 2001:

Benefits paid to participants per the financial statements	$4,003,457
Less: amounts allocated to withdrawing participants at June 30, 2001	(99,968)
Benefits paid to participants per the Form 5500	$3,903,489

Supplemental Schedule

Cooper-Standard Automotive

Cooper-Standard Automotive Individual Retirement and Investment Trust Plan

Employer ID # 34-0549970
Plan # 011

Schedule H, Line 4(j) — Schedule of Reportable Transactions

Six Months Ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category iii) A series of transactions in excess of 5% of Plan assets:						
The Vanguard Group, Inc.	Prime Money Market Fund					
	Purchases	2,513,542		2,513,542	2,513,542	—
	Sales		22,321,647	22,321,647	22,321,647	—
Cooper Tire & Rubber Company	Cooper Tire & Rubber Company Stock Fund					
	Purchases	1,384,865		1,384,865	1,384,865	—
	Sales		7,027,289	5,461,604	7,027,289	1,565,685

** *The commissions and fee, related to purchases and sales of investments, are included in the cost of the investment or the proceed from the sale and are not separately identified by the trustee.*

There were no reportable transactions under categories i), ii) or iv) during the six months ended December 31, 2001.

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